Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East, 37th Floor Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

May 9, 2025

VIA EDGAR

Mr. Aaron Brodsky

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Ares Capital Corporation Preliminary Proxy Statement Filed April 30, 2025 (File No. 814-00663)

Dear Mr. Brodsky:

In a telephone conversation on May 6, 2025, you provided us with verbal comments on the preliminary proxy statement on Form PRE 14A (the “Proxy Statement”), filed by Ares Capital Corporation (“ARCC” or the “Registrant”). We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission provided by you, and immediately below each such comment is ARCC’s response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Proxy Statement. We acknowledge that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that revisions with respect to one portion of the Proxy Statement are applicable to all similar portions of the Proxy Statement.

General

1.

Comment: Please confirm whether the Registrant, the Registrant’s investment adviser or any of its respective affiliates have entered into a standstill agreement with respect to the Registrant and a third party. If any such agreements exist, please provide a copy of the agreement or direct the Staff to where such agreement is filed on EDGAR.

Response: The Registrant confirms that no standstill agreements with respect to the Registrant and a third party have been entered into by the Registrant, its investment adviser or any of its respective affiliates.

2.

Comment: Please confirm if any appraisal rights or similar dissenters’ rights apply with respect to any proposal to be acted on at the Special Meeting. If applicable, please indicate (i) the procedures that must be followed by a stockholder, including the deadline, if any, to exercise or perfect such rights; (ii) whether a failure to vote against the proposal will constitute a waiver of such rights; and (iii) whether a vote against the proposal will be deemed to satisfy any applicable notice requirements.

Response: The Registrant confirms that there are no appraisal rights or similar dissenters’ rights with respect to any proposal to be acted on at the Special Meeting.

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U.S. Securities and Exchange Commission May 9, 2025 Page 2

3.	Comment: Pursuant to Rule 14a-6(e)(1) (“Rule 14a-6(e)(1)”) under the Exchange Act, all forms of proxy filed pursuant to section (a) of Rule 14a-6, are required to be clearly marked as “Preliminary Copies.” Please confirm that you will mark such forms of proxy as “Preliminary Copies” in future filings made pursuant to section (a) of Rule 14a-6.

Response: In the future, the Registrant undertakes to clearly identify preliminary proxy forms as preliminary copies in compliance with Rule 14a-6(e)(1).

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We look forward to discussing with you any additional questions you may have regarding the Proxy Statement. Please do not hesitate to call me at (310) 552-4355 or email me at monica.shilling@kirkland.com.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

cc:	Joshua M. Bloomstein, General Counsel, Vice President and Secretary Ares Capital Corporation

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